July 22, 2025

Bei Zhen
Chief Financial Officer
MicroCloud Hologram Inc.
Room 302, Building A, Zhong Ke Na Neng Building,
Yue Xing Sixth Road, Nanshan District, Shenzhen,
People   s Republic of China 518000

       Re: MicroCloud Hologram Inc.
           Registration Statement on Form F-3
           Filed July 15, 2025
           File No. 333-288691
Dear Bei Zhen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Greg Lavelle